12012868

CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington DC
123

SEC FILE NUMBER
8-44863

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIMCO Securities Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10624 N. Port Washington Road, Suite 206
(No. and Street)

Mequon	WI	53092
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred Henry (262)241-8135
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner and Benton, LLP
(Name – *if individual, state last, first, middle name*)

1233 N. Mayfair Road, Suite 302	Milwaukee	WI	53226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Fred Henry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIMCO Securities Group, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOAN M TAYLOR
Notary Public
State of Wisconsin

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIMCO SECURITIES GROUP, INC.
Mequon, Wisconsin

AUDITED FINANCIAL STATEMENTS

Years Ended December 31, 2011 and 2010

Reilly, Penner & Benton LLP

FIMCO SECURITIES GROUP, INC.
Mequon, Wisconsin

AUDITED FINANCIAL STATEMENTS

Years Ended December 31, 2011 and 2010

TABLE OF CONTENTS

Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen

RPB CPAs
A century of new ideas

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

INDEPENDENT AUDITORS' REPORT

Board of Directors
FIMCO Securities Group, Inc.
Mequon, Wisconsin

We have audited the accompanying balance sheet of FIMCO Securities Group, Inc. (the Company) as of December 31, 2011 and 2010 and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Reilly, Penner & Benton LLP

February 23, 2012
Milwaukee, Wisconsin

An Independent Member of BDO Seidman Alliance

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

FIMCO SECURITIES GROUP, INC.
Mequon, Wisconsin

Balance Sheets
December 31, 2011 and 2010

	2011	2010
Assets		
Current assets:		
Cash and cash equivalents	$ 31,394	$ 19,954
Commissions receivable	59,992	38,778
Receivable from related parties	-	6,945
Prepaid expenses and other assets	1,575	1,800
Total current assets	92,961	67,477
Property and equipment:		
Furniture, fixtures, and equipment	8,248	-
Accumulated depreciation	(1,394)	-
Total property and equipment	6,854	-
Total assets	$ 99,815	$ 67,477
Liabilities and Stockholders' equity		
Current liabilities:		
Accounts payable	$ 8,251	$ 7,271
Stockholders' equity	91,564	60,206
Total liabilities and stockholders' equity	$ 99,815	$ 67,477

The accompanying notes are an integral part of these financial statements.

FIMCO SECURITIES GROUP, INC.
Mequon, Wisconsin

Statements of Operations
Years ended December 31, 2011 and 2010

	2011	2010
Revenues:		
Commission income	$ 233,366	$ 187,124
Management fees	-	59,500
Total revenues	233,366	246,624
Operating Expenses:		
Consulting fee/personnel costs	92,795	188,903
Professional fees	9,987	11,636
Rent	12,000	12,000
Telephone	5,555	4,900
Travel	19,410	27,439
General and administrative	58,929	33,334
Total operating expenses	198,676	278,212
Net income (loss)	$ 34,690	$ (31,588)

The accompanying notes are an integral part of these financial statements.

FIMCO SECURITIES GROUP, INC.
Mequon, Wisconsin

Statements of Changes In Stockholders' Equity
Years ended December 31, 2011 and 2010

	Common Stock *		Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
Balance, December 31, 2009	100	1	199,999	(105,205)	94,794
Distributions	-	-	-	(3,000)	(3,000)
Net loss	-	-	-	(31,588)	(31,588)
Balance, December 31, 2010	100	1	199,999	(139,793)	60,206
Distributions	-	-	-	(3,333)	(3,333)
Net income	-	-	-	34,690	34,690
Balance, December 31, 2011	100	$ 1	$ 199,999	$ (108,436)	$ 91,564

* $.01 par value, 9,000 shares authorized, 100 shares issued and outstanding.

The accompanying notes are an integral part of these financial statements.

FIMCO SECURITIES GROUP, INC.
Mequon, Wisconsin

Statements of Cash Flows
Years ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities		
Net income (loss)	$ 34,690	$ (31,588)
Depreciation expense	1,394	---
Effects of changes in operating assets and liabilities:		
Receivables	(14,269)	(7,522)
Prepaid expenses and other assets	225	(275)
Accounts payable	980	5,535
Net cash provided (used) by operating activities	23,020	(33,850)
Cash flows from investing activities		
Purchases of furniture and equipment	(8,247)	---
Cash flows from financing activities		
Distributions to shareholder	(3,333)	(3,000)
Net increase (decrease) in cash and cash equivalents	11,440	(36,850)
Cash and cash equivalents, beginning of year	19,954	56,804
Cash and cash equivalents, end of year	$ 31,394	$ 19,954

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
December 31, 2011 and 2010

1. Summary of Significant Accounting Policies

Business Activity

FIMCO Securities Group, Inc. (the Company) was incorporated in the state of Wisconsin on March 25, 1992. The Company is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company markets securities, annuities, unit investment trusts and mutual funds through savings and loans, banks and other financial institutions. Transactions involving registered, traded equity securities are processed through a correspondent securities broker and dealer on a fully-disclosed basis. The Company's fiscal year ends December 31. Significant accounting policies followed by the Company are presented below.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Equivalents

Cash and equivalents consist of the Company's checking account.

Commission Receivable

Commissions receivable are reported at contract value. An allowance for uncollectible receivables is not considered necessary.

Reserves and Custody of Securities

The Company did not hold securities for sale, nor does it hold customer securities at December 31, 2011. Because the Company does not handle customers' securities, Rule 15(c)3-3, in regard to computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

Revenue Recognition

Commission income is recorded as earned.

Income Taxes

The Company has elected to have its earnings taxed directly to its stockholders for federal and state income tax purposes under subchapter S of the Internal Revenue Code. Accordingly, no provision for income taxes is made in the accompanying financial statements. The Company is no longer subject to U.S. federal income tax examinations for years ending before December 31, 2008 and Wisconsin income tax examinations for years ending before December 31, 2007.

Subsequent Events

Management has evaluated subsequent events for possible recognition or disclosure through the date the financial statements were available to be distributed (February 23, 2012). There were no subsequent events that required recognition or disclosure.

2. Related Party Transactions

The Company shares common occupancy and administrative costs with companies related through common ownership (affiliates). The Company has assumed the responsibility of management and administrative functions for affiliates, and receives management fee revenue from affiliates. The Company received related management fee revenues of $-0- and $59,500 for the years ended December 31, 2011 and 2010, respectively. The fees, which may be waived, discharged, or increased at the discretion of the related company, need not be representative of the actual expenses incurred because both companies are owned 100% by the same stockholder.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2011 and 2010, respectively, the Company had net capital of $83,135 and $12,683, which is in excess of the minimum requirement by $78,135 and $7,683 respectively. The ratio of aggregate indebtedness was .10 to 1 and .57 to 1, respectively.

4. Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2011. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

5. Concentrations

Cash and cash equivalents are maintained in financial institutions and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances. All of the Company's non-interest bearing cash balances held in financial institutions were fully insured at December 31, 2011 due to a temporary federal program in effect through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and the non-interest bearing cash balances may again exceed federally insured limits.

6. Leases

The Company leases office space under a month-to-month lease agreement that requires monthly payments of $1,000.

7. Commitments

The Company is periodically subject to examination of its operations by various regulatory agencies. It is management's opinion that none of these examinations will have a material effect on the Company's financial statements.

FIMCO SECURITIES GROUP, INC.
Mequon, Wisconsin

Computation of Aggregated Indebtedness and Net Capital Under Rule 15c3-1
December 31, 2011

Aggregated Indebtedness		
Accounts payable	$	8,251
Total aggregated indebtedness	$	8,251
Minimum required net capital (6 2/3% of aggregated indebtedness)	$	550
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Computation of Basic Net Capital Requirements		
Stockholder's equity	$	91,564
Deductions:		
Commissions receivable		---
Non-allowable prepaids		(1,575)
Non-allowable property and equipment		(6,854)
Net capital		83,135
Net capital requirement (minimum)		5,000
Capital in excess of minimum requirement	$	78,135
Ratio of aggregated indebtedness to net capital		0.1 to 1

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31, 2010):

Net capital as reported in Company's Part IIA (unaudited) FOCUS report	$	30,943
Net effect of audit adjustments		52,192
		83,135

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

FIMCO Securities Group, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3.

FIMCO Securities Group, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen

RPB CPAs
A century of new ideas

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors,
FIMCO Securities Group, Inc.
Mequon, Wisconsin

In planning and performing our audit of the financial statements and supplemental information of FIMCO Securities Group, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

An Independent Member of BDO Seidman Alliance
Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

Our consideration of the internal control was for the limited purpose described in the preceding paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all such deficiencies have been identified. However, as discussed below, we identified certain deficiencies in internal control that we consider to be material weaknesses and other deficiencies that we consider to be significant deficiencies.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. We consider the following deficiencies in the Company's internal control to be a material weakness:

- One or more audit adjustments were required to prevent the Company's financial statements from being materially misstated. This is indicative that controls may be inadequate to ensure the proper recording of all of the Company's financial transactions in accordance with generally accepted accounting principles. This condition represents a material weakness in internal controls. We recommend that management review the nature of these entries in order to determine if these types of adjustments could be made during the year as part of the ordinary financial reporting process. This would reduce the likelihood of this comment in the future and also increase the accuracy of interim financial statement.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. We consider the following deficiency in the Company's internal control to be a significant deficiency:

Separation of Duties

The Company operates its accounting and reporting function with principally one individual, which precludes a proper segregation of duties. This condition is not, however, unusual in entities the size of the Company. It is important for management to be aware of this condition, and to realize that the concentration of duties and responsibilities in one individual is not desirable from a control point of view. Under these conditions, the most effective controls rest in management's knowledge and monitoring of matters relating to the Company's financial affairs.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 23, 2012
Milwaukee, Wisconsin

ADMINISTRATIVE DATA MANAGEMENT CORP.
RARITAN PLAZA 1
P.O. BOX 7837
EDISON, NJ 08818-7837
(732) 855-2500

First Investors

SEC
Mail Processing
Section

FEB 28 2012

Washington, DC
123

February 27, 2012

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Sir:

Enclosed are three copies of the Report of Independent Certified Public Accountants on Internal Account Control pursuant to Reg. 240.17Ad-13 for Administrative Data Management Corp.

Sincerely,

Derek Burke
President

TAIT, WELLER & BAKER LLP

Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

SEC
Mail Processing
Section

FEB 28 2012

Washington, DC
123

Board of Directors
Administrative Data Management Corp.
Edison, New Jersey

We have examined management's assertion, included in its representation letter dated February 17, 2012 that Administrative Data Management Corp. maintained an effective internal control, including the appropriate segregation of responsibilities and duties, over the transfer agent and registrar functions, as of November 30, 2011, and that no material inadequacies, as defined by Rule 17Ad-13(a)(3) of the Securities Exchange Act of 1934, existed at such date. Management is responsible for maintaining effective internal control over transfer agent and registrar functions. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included a study and evaluation of internal control over the transfer agent and registrar functions, using the objectives set forth in Rule 17Ad-13(a)(3) of the Securities Exchange Act of 1934. Those objectives are to provide reasonable, but not absolute, assurance that securities and funds are safeguarded against loss from unauthorized use or disposition and that transfer agent activities are performed promptly and accurately. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control structure, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control over the transfer agent and registrar functions to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that Administrative Data Management Corp. maintained effective internal control, including the appropriate segregation of responsibilities and duties, over the transfer agent and registrar functions and that no material inadequacies existed as defined by Rule 17Ad-13(a)(3) of the Securities Exchange Act of 1934, as of November 30, 2011, is fairly stated, in all material respects, based on the criteria established by Rule 17Ad-13(a)(3) of the Securities Exchange Act of 1934.

This report is intended solely for the information and use of management and the Board of Directors of Administrative Data Management Corp. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Tait, Weller & Baker LLP

Philadelphia, Pennsylvania
February 17, 2012

TAIT, WELLER & BAKER LLP

Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

SEC
Mail Processing
Section

FEB 28 2012

Washington, DC
123

Board of Directors
Administrative Data Management Corp.
Edison, New Jersey

We have examined management's assertion, included in its representation letter dated February 17, 2012 that Administrative Data Management Corp. maintained an effective internal control, including the appropriate segregation of responsibilities and duties, over the transfer agent and registrar functions, as of November 30, 2011, and that no material inadequacies, as defined by Rule 17Ad-13(a)(3) of the Securities Exchange Act of 1934, existed at such date. Management is responsible for maintaining effective internal control over transfer agent and registrar functions. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included a study and evaluation of internal control over the transfer agent and registrar functions, using the objectives set forth in Rule 17Ad-13(a)(3) of the Securities Exchange Act of 1934. Those objectives are to provide reasonable, but not absolute, assurance that securities and funds are safeguarded against loss from unauthorized use or disposition and that transfer agent activities are performed promptly and accurately. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control structure, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control over the transfer agent and registrar functions to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that Administrative Data Management Corp. maintained effective internal control, including the appropriate segregation of responsibilities and duties, over the transfer agent and registrar functions and that no material inadequacies existed as defined by Rule 17Ad-13(a)(3) of the Securities Exchange Act of 1934, as of November 30, 2011, is fairly stated, in all material respects, based on the criteria established by Rule 17Ad-13(a)(3) of the Securities Exchange Act of 1934.

This report is intended solely for the information and use of management and the Board of Directors of Administrative Data Management Corp. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Tait, Weller & Baker LLP

Philadelphia, Pennsylvania
February 17, 2012

TAIT, WELLER & BAKER LLP

Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

SEC
Mail Processing
Section

FEB 28 2012

Washington, DC
123

Board of Directors
Administrative Data Management Corp.
Edison, New Jersey

We have examined management's assertion, included in its representation letter dated February 17, 2012 that Administrative Data Management Corp. maintained an effective internal control, including the appropriate segregation of responsibilities and duties, over the transfer agent and registrar functions, as of November 30, 2011, and that no material inadequacies, as defined by Rule 17Ad-13(a)(3) of the Securities Exchange Act of 1934, existed at such date. Management is responsible for maintaining effective internal control over transfer agent and registrar functions. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included a study and evaluation of internal control over the transfer agent and registrar functions, using the objectives set forth in Rule 17Ad-13(a)(3) of the Securities Exchange Act of 1934. Those objectives are to provide reasonable, but not absolute, assurance that securities and funds are safeguarded against loss from unauthorized use or disposition and that transfer agent activities are performed promptly and accurately. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control structure, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control over the transfer agent and registrar functions to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that Administrative Data Management Corp. maintained effective internal control, including the appropriate segregation of responsibilities and duties, over the transfer agent and registrar functions and that no material inadequacies existed as defined by Rule 17Ad-13(a)(3) of the Securities Exchange Act of 1934, as of November 30, 2011, is fairly stated, in all material respects, based on the criteria established by Rule 17Ad-13(a)(3) of the Securities Exchange Act of 1934.

This report is intended solely for the information and use of management and the Board of Directors of Administrative Data Management Corp. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Tait, Weller & Baker LLP

Philadelphia, Pennsylvania
February 17, 2012